UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile. June 18, 2015.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) sent the following response to a letter from the Chilean Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros or “SVS”):

Mr. Carlos Pavez Tolosa Superintendent Superintendence of Securities and Insurance Avda. Libertador Bernardo O’Higgins 1449 Santiago

Dear Mr. Superintendent:

We have received your Official Letter No. 12,757 dated June 17, 2015. With respect to such letter, we can inform you of the following:

SQM and its subsidiaries maintain a contract in force with Corfo with respect to the exploitation of mining property in the Salar de Atacama (the “Lease Agreement”).

As previously informed, SQM and Corfo are involved in an arbitration proceeding relating to certain differences in the application of the Lease Agreement. Corfo’s claims include the payment by SQM of differences in past rental payments and the early termination of the Lease Agreement. Currently the arbitration proceeding is in the conciliation stage before the Arbitrator, and SQM has not been informed of any decision by Corfo to not continue in this stage. If this were to occur, the arbitration proceeding would continue its normal course, in accordance with the established procedure for arbitration proceedings.

During 2014, revenues from products originating in the Salar de Atacama accounted for approximately 39% of SQM’s consolidated revenues.

SQM maintains its position that it has fully and timely complied with its obligations as established in the Lease Agreement.

The Lease Agreement is currently operating normally, just as it has in the last 20 years. According to the agreement, any differences between the parties must be resolved through an arbitration proceeding.

Sincerely,

SOCIEDAD QUÍMICA Y MINERA DE CHILE S.A.

Patricio de Solminihac T.

Chief Executive Officer

SQM S.A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: June 18, 2015

/s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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